Exhibit 99.1

NeoGames Announces Second Quarter 2021 Results

–  Second Quarter Revenues of $12.9 Million (down 0.6% yoy) And Share in NPI Revenue Interests of $8.5 Million (up 434% yoy) totaling $21.4 Million (up 47.0% yoy)  –

–  Second Quarter Net Income of $0.11 Per Share  –

–  Second Quarter Adjusted EBITDA1 of $8.3 Million (up 6.6% yoy)  –

–  Raises Full Year 2021 Revenue and Share in NPI Revenues Interest Guidance to between $75 and $79 Million  –

Luxembourg – August 11, 2021 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today financial results for the second quarter ended June 30, 2021.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are increasingly encouraged by the performance and development of the various markets and customers we support, notwithstanding expected seasonal impacts during the quarter. In particular, this quarter has seen continued strong growth in Alberta, where new gaming verticals were added, as well as further expansion of our games content into new markets and customers with contracts in Ukraine and Italy, which prove the market leading position of our offering.”

“Our substantial growth and strong performance over the past year gives us confidence that we are well positioned to  maintain our position as the premier innovator and provider of iLottery solutions to the global lottery industry. As we continue to prove the effectiveness of our offering in engaging and maintaining players as well as enabling state and local governments to generate more revenue they can deploy for public benefit. We are proud and honored that our achievements are recognized by the industry, demonstrated by our recent win of the EGR B2B Awards as the Best Lottery Supplier for 2021. We are confident that we will continue to be the first choice for both full-service offerings and content relationships as additional jurisdictions see the value iLottery can offer.”

Second Quarter 2021 Financial Highlights

•
Revenues were $12.9 million during the second quarter of 2021, compared to $13.0 million during the second quarter of 2020, representing a decrease of 0.6% year-over-year. In addition, the Company’s share of NPI revenues was $8.5 million during the second quarter of 2021, compared to $1.6 million during the second quarter of 2020, representing an increase of 434% year-over-year. The total of revenues and the Company’s share of NPI’s revenues was $21.4 million during the second quarter of 2021 compared to $14.6 million during the second quarter of 2020, representing an increase of 47.0% year-over-year.

•	Comprehensive income was $2.8 million, or $0.11 per share, during the second quarter of 2021, compared to comprehensive income of $2.4 million, or $0.11 per share, during the second quarter of 2020.

•	Adjusted EBITDA was $8.3 million during the second quarter of 2021, compared to an Adjusted EBITDA of $7.8 million during the second quarter of 2020, representing an increase of 6.6% year-over-year.[1]
•	Network NGR was $187 million during the second quarter of 2021, compared to $112 million during the second quarter of 2020, representing an increase of 67.2% year-over-year.[1]

Second Quarter 2021 Business Highlights

•
Performance in Alberta has continued to exceed expectations during the province’s third live quarter. A successful launch of draw games and growth in existing and new players continue to drive the customer.

•	Signed contract with Lottomatica in Italy to provide its successful eInstant games portfolio.
•	Subsequent to quarter-end, signed contract to enter the Ukrainian market through a deal with Ukrainian National Lottery UNL, illustrating the international appeal of our content.
•	Chosen as the 2021 EGR B2B Award winner for Best Lottery Supplier.
•	Appointed Christopher G. Shaban, a senior lottery industry professional, as EVP Sales, Marketing and Customer Development.
•	Subsequent to quarter end, launched Multi-Game progressive jackpot for eInstants.

Guidance

The Company is raising its fiscal year 2021 Revenue and Share in NPI Revenues Interest Guidance to between $75 million and $79 million, compared to the prior range of between $73 million and $77 million.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, August 12, 2021 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s second quarter results and provide commentary on business performance. A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (833) 301-1152 for U.S. domestic callers or (914) 987-7393 for international callers. Once connected with the operator, please provide the conference ID of 8593557.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

1 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

About NeoGames

NeoGames is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors set forth in Item 3.D. “Key Information-Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 16, 2021, and other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures

This press release includes EBIT, EBITDA, Adjusted EBITDA, Network NGR, NPI and NPI Revenues Interest, which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

EBIT, EBITDA, and Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, initial public offering charges and the Company’s share of NPI’s depreciation and amortization. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Network NGR. We define “NGR” as (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion dollar incentives granted to players. We measure Network NGR as the total NGR generated by Instants and DBGs on our platform. As most of our revenue share contracts are based on NGR, tracking Network NGR provides us with insight as to the marginal contribution of GGR growth to our revenues and allows us to detect inefficiencies in our GGR growth strategy.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

NPI Revenues Interest.  NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income, but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Balance Sheets
(U.S. dollars in thousands)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$65,395	$59,767
Designated Cash	2,917	-
Restricted deposits	12	12
Prepaid expenses and other receivables	2,312	1,446
Due from Aspire Group	787	56
Due from the Michigan Joint Operation and NPI	2,827	3,192
Trade receivables	3,869	3,701
Total Current Assets	$78,119	$68,174
NON-CURRENT ASSETS
Restricted deposits	159	164
Restricted deposits - Joint Venture	3,773	3,773
Property and equipment	1,308	1,301
Intangible assets	19,875	17,835
Right-of-use assets	2,389	3,127
Deferred taxes	273	211
Total Non-Current Assets	27,777	26,411
Total assets	$105,896	$94,585

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$4,619	$4,910
Lease liabilities	1,486	1,651
Capital notes, loans and accrued interest due to Aspire Group	19,337	-
Loans and other due to William Hill, net	-	1,972
Employees withholding payable	2,917	-
Employees' related payables and accruals	4,241	3,562
Total Current Liabilities	$32,600	$12,095
NON-CURRENT LIABILITIES
Capital notes, loans and accrued interest due to Aspire Group	$-	$17,739
Loans and other due to William Hill, net	11,766	10,666
Company share of Joint Venture net liabilities	1,101	1,025
Lease liabilities	1,198	1,855
Accrued severance pay, net	414	384
Total Non-Current Liabilities	$14,479	$31,669
EQUITY
Share capital	44	44
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Share premium	70,450	68,608
Share based payments reserve	3,336	3,907
Accumulated losses	(26,618)	(33,343)
Total Equity	58,817	50,821
Total liabilities and equity	$105,896	$94,585

NeoGames S.A.
Consolidated Condensed Statements of Comprehensive Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended June 30,		Year to date June 30,
	2021	2020	2021	2020

Revenues	$12,887	$12,961	$26,236	$22,071
Distribution expenses	2,440	1,596	5,086	2,863
Development expenses	1,936	1,553	4,174	3,436
Selling and marketing expenses	329	318	607	764
General and administrative expenses	2,881	1,702	5,542	3,252
Initial public offering expenses	-	1,089	-	1,089
Depreciation and amortization	3,552	2,832	6,907	5,539
	11,138	9,090	22,316	16,943
Profit from operations	1,749	3,871	3,920	5,128
Interest expenses with respect to funding from related parties	1,230	1,037	2,414	2,053
Finance income	-	-	-	(22)
Finance expenses	11	169	235	482
Profit before income taxes expenses	508	2,665	1,271	2,615
Income taxes expenses	(412)	(99)	(1,069)	(426)
Profit after income taxes expenses	96	2,566	202	2,189
The Company’ share in profits (losses) of Joint Venture	2,679	(175)	6,523	(676)
Net and total comprehensive income	$2,775	$2,391	$6,725	$1,513

Net incomeper ordinary share outstanding, basic	$0.11	$0.11	$0.27	$0.07
Net income per ordinary share outstanding, diluted	$0.10	$0.10	$0.25	$0.06

Weighted average number of ordinary shares outstanding:
Basic	25,150,311	21,994,489	25,067,083	21,994,408
Diluted	26,629,500	23,392,060	26,611,557	23,402,028

NeoGames S.A.
Reconciliation of Comprehensive Income to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended June 30,		Year to date June 30,
	2021	2020	2021	2020

Net and total comprehensive income	$2,775	$2,391	$6,725	$1,513
Income Taxes	412	99	1,069	426
Interest and finance-related expenses	1,241	1,206	2,649	2,513
EBIT	4,428	3,696	10,443	4,452
Depreciation and amortization	3,552	2,832	6,907	5,539
EBITDA	7,980	6,528	17,350	9,991
Initial public offering costs	-	1,089	-	1,089
Share based compensation	274	126	540	523
Company share of NPI depreciation and amortization	55	51	108	100
Adjusted EBITDA	$8,309	$7,794	$17,998	$11,703

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues Interest
(Unaudited, U.S. dollars in thousands)

	Quarter ended June 30,		Year to date June 30,
	2021	2020	2021	2020

Royalties from turnkey contracts	$7,620	$9,212	$16,065	$14,430
Royalties from games contracts	503	410	979	800
Use of IP rights	2,001	1,497	3,864	3,094
Development and other services – Aspire	448	511	928	1,348
Development and other services – NPI	1,925	1,045	3,724	1,744
Development and other services – Michigan Joint Operation	390	286	676	655
Revenues	$12,887	$12,961	$26,236	$22,071
NeoGames’ NPI Revenues Interest	$8,506	$1,593	$16,754	$2,579